EXHIBIT 99.1

FORM 51-102F4
BUSINESS ACQUISITION REPORT

Item 1              Identity of Company

1.1	Name of Company

 Entrée Gold Inc. (“Entrée” or the “Company”)
 Suite 1201, 1166 Alberni Street
 Vancouver, BC, Canada
 V6E 3Z3

1.2	Executive Officer

 Hamish J. E. Malkin, CA
 Chief Financial Officer
 604.687.4777

Item 2             Details of Acquisition

2.1                   Nature of Business Acquired

PacMag Metals Limited (now PacMag Metals Pty Ltd) (“PacMag”) is a company primarily focused on the exploration and development of copper-molybdenum-gold assets at the Ann Mason project, located in the Yerington district of Nevada.  PacMag also has a uranium-molybdenum-germanium project in North Dakota; a copper project in Arizona; a gold project in Nevada; a copper-gold-molybdenum joint venture in South Australia and gold and copper joint ventures in Western Australia.  PacMag was based in Australia, and its shares were listed on the Australian Securities Exchange.

See Entrée’s news release dated January 26, 2010 filed on Entrée’s SEDAR profile in respect of the resource estimate prepared on the Ann Mason project for further information about the project.

2.2                   Date of Acquisition

The Transaction closed on June 30, 2010, which is also the date of completion of the Transaction for accounting purposes.

2.3                   Consideration

On June 30, 2010, the Company closed its acquisition of all of the issued and outstanding shares (the “PacMag Shares”) of PacMag, pursuant to a Scheme Implementation Deed with PacMag dated November 28, 2009, as amended by a Deed of Variation dated April 12, 2010 (the “Scheme Deed”), by way of schemes of arrangement (the “Schemes”) under the laws of Australia (the “Transaction”).

Pursuant to the Schemes, Entrée acquired all of the issued and outstanding PacMag Shares.  All outstanding options (“PacMag Options”) to purchase PacMag Shares were cancelled pursuant to the Schemes in connection with the implementation of the Transaction.

The Transaction was previously approved by the holders of PacMag Shares and PacMag Options at two separate meetings which were held in West Perth, Australia on June 4, 2010 and by the Federal Court of Australia in a hearing on June 15, 2010, with the final court order being filed with the Australian Securities and Investments Commission on June 16, 2010.

Entrée issued an aggregate of 15,020,801 common shares (“Entrée Shares”) in the capital of Entrée and paid an aggregate of C$6,533,000 in cash to former shareholders and optionholders of PacMag pursuant to the Scheme Deed in connection with the implementation of the Transaction.  Consideration for the PacMag Shares acquired was a combination of Entrée Shares and cash, with the cash consideration calculated using the Bank of Canada noon rate as of June 16, 2010.  Each PacMag shareholder received 0.1018 Entrée Shares and C$0.0415 cash for each PacMag Share.  Consideration for the cancellation of PacMag Options was a combination of Entrée Shares and cash, with the number of Entrée Shares issued and the amount of cash paid for each PacMag Option being calculated using the Black-Scholes option valuation model, which takes account of factors such as the option exercise price, the current level and volatility of the underlying share price and the time to maturity of the options.

Cash consideration was paid from the Company’s working capital.

2.4                   Effect on Financial Position

Other than as described below or as otherwise disclosed in the Company’s public disclosure records, the Company does not have any current plans for material changes in its business affairs or the affairs of PacMag which may have a significant effect on Entrée’s results of operations and financial position.

Integration of PacMag Operations

Following closing of the Transaction, PacMag was delisted from the Australian Securities Exchange and became a wholly-owned subsidiary of Entrée.  PacMag subsequently changed its financial year end to December 31 and changed to a proprietary company limited by shares.  Entrée is currently in the process of integrating PacMag’s operations into its own operations.  Entrée has begun to conduct a detailed strategic review of PacMag’s core copper projects in Nevada and Arizona, to establish exploration programs and budgets for the 2010/2011 year.  In addition, all administrative and operational functions previously carried out by PacMag will now be carried out by Entrée.

Entrée is currently conducting a review of PacMag’s corporate structure to determine what changes would be desirable in light of such review.

Proposal to Dispose of Certain Assets of PacMag

Following closing of the Transaction, Entrée announced that it has, through a joint venture between PacMag (as to 51%) and Giralia Resources NL (as to 49%), entered into an agreement with Bonython Metals Group Pty Ltd (“BMG”), a private Australian resource company.  BMG has agreed to purchase 100% of the iron ore rights on the joint venture’s Blue Rose exploration property in the Olary Region of South Australia, in exchange for 6% of BMG’s future issued capital.  Should BMG convert to a public company by September 25, 2012, BMG will exchange the joint venture’s shares for 6% of the initial public offering on the day of listing.  Should BMG fail to list its shares by that date, it shall acquire the joint venture’s shares for AUD$25 million.

Entrée may also joint venture or sell the Sentinel uranium project in North Dakota at some point in the future, as uranium is not one of Entrée’s main commodity focuses.

Change in Composition of the Board of Directors and Management

Following closing of the Transaction, two of the three original directors of PacMag resigned from the board, and were replaced by four nominees of Entrée.

Under the Transaction, the employment of PacMag’s Managing Director, Michael Clifford, was terminated; Mr. Clifford now provides consultancy services to Entrée.

2.5                   Prior Valuation
 Not applicable.

To assist PacMag securityholders in their decision to approve the Scheme, a Scheme Booklet dated April 22, 2010 was prepared and mailed to all PacMag securityholders and posted on PacMag’s website at www.pacmag.com.au.  Appendix 1 of the Scheme Booklet includes a valuation of PacMag.

2.6                   Parties to Transaction

PacMag was not an informed person, associate or affiliate of the Company.

2.7                   Date of Report

November 1, 2010.

Item 3             Financial Statements

The following financial statements are incorporated into, and form part of, this Business Acquisition Report, and are attached hereto as Schedule “A”:

1.	Pro forma income statements of Entrée for the year ended December 31, 2009 and for the six months ended June 30, 2010; and

2.
Audited consolidated comparative financial statements of PacMag dated June 30, 2010 for the years ended June 30, 2010 and 2009, prepared in accordance with Australian International Financial Reporting Standards (“AIFRS”) and containing a reconciliation to United States Generally Accepted Accounting Principles and presented in Australian dollars, and the auditor’s report thereon in respect of the year ended June 30, 2010.

The annual financial statements of PacMag have been audited using Canadian Generally Accepted Auditing Standards.

The financial statements listed below are incorporated by reference, and form part of, this Business Acquisition Report, and are available on Entrée’s SEDAR profile at www.sedar.com:

1.	Audited consolidated financial statements of Entrée for the years ended December 31, 2009 and 2008 together with the auditor’s report thereon filed on SEDAR on March 31, 2010; and

2.	Unaudited consolidated comparative financial statements of Entrée for the six month period ended June 30, 2010 filed on SEDAR on August 13, 2010.

CAUTIONARY CONCERNING FORWARD-LOOKING STATEMENTS

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Such forward-looking statements or information include, but are not limited to statements or information with respect to the Transaction and the impact of the implementation of the Transaction on Entrée, its operations, financial position and resources.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information, including assumptions about the implementation of the Transaction and its impact on our operations, financial position and resources, anticipated costs and expenditures and the ability to achieve our goals.  Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  the risk that the integration of the Entrée and PacMag businesses taking longer than expected and the anticipated efficiencies and benefits of the integration may be less than estimated and the costs of acquisition higher than anticipated; discrepancies between actual and estimated mineral resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment and operating in foreign countries; currency fluctuations; speculative nature of copper and gold exploration; global economic climate; dilution; share price volatility; competition; ability to complete acquisitions; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form dated March 31, 2010.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

DATED at Vancouver, British Columbia this 1st day of November 2010.

Per:	(signed) “Hamish Malkin”
Hamish Malkin Chief Financial Officer